                               Filed by Gilat Satellite Networks Ltd.
                               Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 13e-4 and 14d-1 under the Securities Exchange Act of 1934


                               Subject Company: rStar Corporation
                               Commission File No. 000-27029

     On April 1, 2002, Gilat Satellite Networks Ltd. and rStar Corporation issued the following joint press release:

FOR IMMEDIATE RELEASE
APRIL 1, 2002

               RSTAR CORPORATION AND GILAT SATELLITE NETWORKS LTD.

                 ANNOUNCE SCHEDULE FOR EXCHANGE OFFER FOR RSTAR

                    SHARES AND MEETING OF RSTAR STOCKHOLDERS

    -ANNUAL MEETING TO BE HELD ON APRIL 30, 2002; EXCHANGE OFFER TEMPORARILY

                      SUSPENDED, EXPIRATION DATE EXTENDED-

SAN RAMON, CALIFORNIA, AND PETAH TIKVA, ISRAEL, APRIL 1, 2002 - rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that the exchange offer for shares of rStar common stock was commenced on March 28, 2002, with the mailing of the Offer to Exchange to rStar stockholders. At the same time, rStar mailed to its stockholders a Notice of Annual Meeting and Proxy Statement, relating to its Annual Meeting to be held on April 30, 2002. rStar and Gilat also announced that, in accordance with SEC rules and regulations, the exchange offer, pursuant to which rStar shareholders are offered the right to exchange shares of rStar common stock for Gilat Ordinary Shares and cash, has been temporarily suspended until such time as an amendment to the Offer to Exchange containing Gilat's audited financial statements for the fiscal year ended 2001 is mailed to rStar stockholders.

Applicable SEC rules and regulations require that, during the entire time that the exchange offer for shares of rStar common stock is open, the audited financial statements of Gilat included in the Offer to Exchange must be no more than 15 months old. This means that as of today, an amendment to the Offer to Exchange that includes Gilat's audited financial statements for the year ended 2001 must be filed with the U.S. Securities Exchange Commission and mailed to rStar stockholders. While there can be no assurance, Gilat and rStar expect that the required amendment including those financial statements will be filed in the next few weeks.

rStar shareholders are encouraged to review the terms of the exchange offer contained in the Offer to Exchange. However, during the period beginning April 1, 2002 and until an amendment including Gilat's audited 2001 financial statements is mailed to rStar stockholders or the exchange offer is otherwise terminated, the exchange offer will be temporarily suspended, rStar stockholders are asked not to tender their shares and any tenders of shares of rStar common stock WILL NOT BE ACCEPTED by the exchange agent. Stockholders who submit to the exchange agent the letter of transmittal or any share certificates before the required amendment to the Offer to Exchange is filed will have such materials returned to them.

The amendment containing Gilat's audited 2001 financial statements will be mailed to all rStar stockholders to whom the Offer to Exchange was mailed, at which time rStar and Gilat will also issue a joint press release announcing the re-commencement of the exchange offer and the new expiration date. The expiration date of the exchange offer will be extended to a date 20 business days after the date that the amendment containing Gilat's audited 2001 financial statements is first mailed to rStar stockholders. Tenders may be withdrawn at any time before the expiration date of the exchange offer, as extended for the 20 business day period, as described above.

Notwithstanding the temporary suspension of the exchange offer, rStar intends to hold its Annual Meeting on April 30, 2002. At that meeting rStar stockholders are being asked to, among other things, approve the proposed acquisition by rStar of StarBand Latin America from Gilat. Accordingly, rStar stockholders are asked to review the Notice of Meeting a Proxy Statement which has been delivered to them and return the enclosed proxy card as soon as practicable. The closing of the proposed acquisition of StarBand Latin America is expected to take place contemporaneously with the expiration of the exchange offer.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF RSTAR'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY RSTAR'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO EXCHANGE AND RELATED MATERIALS THAT RSTAR AND GILAT MAILS TO RSTAR'S STOCKHOLDERS. RSTAR STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE EXCHANGE OFFER.

ABOUT GILAT SATELLITE NETWORKS LTD.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, always-on, nationwide, two way, high-speed satellite Internet service provider. StarBand is based in McLean, Virginia. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

ABOUT RSTAR CORPORATION

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.




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IMPORTANT LEGAL INFORMATION

This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the exchange offer. At the time the amendment to the Offer to Exchange containing Gilat's audited financial statements for the year ended 2001 is mailed to rStar stockholders, an amendment will be filed to Gilat's registration statement of which the Offer to Exchange is a part, and to rStar's and Gilat's tender offer statement. The registration statement and tender offer statement were originally filed with the U.S. Securities and Exchange Commission on October 11, 2001 and February 14, 2002, respectively. We advise all security holders to read the amended registration statement and tender offer statement when they are available because they will contain important information. You can obtain the registration statement, of which the Offer to Exchange is a part, the tender offer statement and other filed documents for free at the Securities and Exchange Commission's website (www.sec.gov). You can also obtain such documents for free from rStar or Gilat.



FOR FURTHER INFORMATION:

GILAT COMPANY CONTACT:
Tim Perrott
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515
Tim.Perrott@spacenet.com

GILAT  INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com

RSTAR CORPORATION CONTACT:
Juleen Murray
925-543-9239
jmurray@rstar.com

RSTAR INVESTOR RELATIONS CONTACT:
Pondel/Wilkinson Group, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan
310-207-9300
investor@pondel.com



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